UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.    )

FGL Holdings

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G3402M 102

(CUSIP Number)

John G. Finley The Blackstone Group L.P. 345 Park Avenue New York, NY 10154 (212) 583-5000	Marisa Beeney GSO Capital Partners LP 345 Park Avenue New York, NY 10154 (212) 503-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS CFS Holdings (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,878,906
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,878,906
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,878,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS CFS Holdings (Cayman) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS CFS Holdings (Cayman) Manager L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,378,906
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 43,378,906
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,378,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS Blackstone Tactical Opportunities LR Associates-B (Cayman) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,378,906
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 43,378,906
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,378,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,378,906
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 43,378,906
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,378,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,378,906
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 43,378,906
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,378,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,378,906
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 43,378,906
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,378,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS GSO Aiguille des Grands Montets Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 142,111
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 142,111
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS GSO COF III AIV-5 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,147,302
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,147,302
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,302
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS GSO COF III Co-Investment AIV-5 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,442,118
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,442,118
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,442,118
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS GSO Co-Investment Fund-D LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,912
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,912
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,912
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS GSO Credit Alpha Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 165,079
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 165,079
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,079
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS GSO Churchill Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,541
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 52,541
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,541
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS GSO Credit-A Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 113,921
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 113,921
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,921
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS GSO Harrington Credit Alpha Fund (Cayman) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,016
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,016
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,016
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS GSO Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 142,111
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 142,111
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS GSO Advisor Holdings L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 142,111
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 142,111
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS GSO Capital Opportunities Associates III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,147,302
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,147,302
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,302
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS GSO COF III Co-Investment Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,442,118
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,442,118
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,442,118
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS GSO Co-Investment Fund-D Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,912
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,912
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,912
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS GSO Credit Alpha Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 165,079
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 165,079
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,079
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS GSO Churchill Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,541
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 52,541
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,541
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS GSO Credit-A Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 113,921
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 113,921
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,921
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS GSO Harrington Credit Alpha Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,016
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,016
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,016
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS GSO Holdings I L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,995,889
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,995,889
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,995,889
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS Blackstone Holdings I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,995,889
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,995,889
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,995,889
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,138,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,138,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,138,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,516,906
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,516,906
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,516,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,516,906
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,516,906
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,516,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,516,906
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,516,906
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,516,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS Bennett J. Goodman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,138,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,138,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,138,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS J. Albert Smith III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,138,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,138,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,138,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. G3402M102

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,995,889
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,995,889
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,995,889
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Explanatory Note

The securities reported herein may be deemed to be beneficially owned by The Blackstone Group L.P. (“Blackstone”) and certain of its affiliates. On November 30, 2017, FGL Holdings (formerly known as CF Corporation), an exempted company incorporated and existing under the laws of the Cayman Islands (“Issuer”), consummated the previously announced acquisition of Fidelity & Guaranty Life, a Delaware corporation (“FGL”), pursuant to the Agreement and Plan of Merger, dated as of May 24, 2017, as amended (the “Merger Agreement”), by and among CF Corporation, FGL US Holdings Inc., a Delaware corporation and indirect, wholly owned subsidiary of CF Corporation (“Parent”), FGL Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of Parent (“Merger Sub”), and FGL, pursuant to which Merger Sub merged with and into FGL in accordance with the Delaware General Corporation Law, with FGL surviving the merger as an indirect, wholly owned subsidiary of the Issuer. The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination”. In connection with the Business Combination, Blackstone may now be deemed to be the beneficial owner of certain ordinary shares of the Issuer, par value of $0.0001 per share (“Ordinary Shares”), including the securities reported herein. In connection with the Business Combination, Blackstone will report the ownership of the Ordinary Shares it may be deemed to beneficially own on this Statement on Schedule 13D (this “Schedule 13D”). The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit D.

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of the Issuer. The principal executive offices of the Issuer are located at Sterling House, 16 Wesley Street, Hamilton HM CX, Bermuda.

Item 2. Identity and Background

(a) and (b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

(i)	CFS Holdings (Cayman), L.P., which is a Cayman Islands limited partnership (“CFS I”), and CFS Holdings (Cayman) II, L.P., which is a Cayman Islands limited partnership (“CFS 2”, and collectively with CFS I, the “Blackstone Funds”);

(ii)	CFS Holdings (Cayman) Manager L.L.C., which is a Cayman exempted company (“CFS Cayman Manager”); Blackstone Tactical Opportunities LR Associates-B (Cayman) Ltd., which is a Cayman Islands exempted company (“BTO Cayman”); Blackstone Holdings III L.P., which is a limited partnership formed in Quebec, Canada (“Blackstone Holdings III”); Blackstone Holdings III GP L.P., which is a Delaware limited partnership (“Blackstone Holdings III GP”); Blackstone Holdings III GP Management L.L.C., which is a Delaware limited liability company (“Blackstone Holdings III LLC”, and collectively, with CFS Cayman Manager, BTO Cayman, Blackstone Holdings III, Blackstone Holdings III GP, Blackstone Holdings III LLC and the Blackstone Funds, the “Blackstone Entities”, and the Blackstone Entities together with the Blackstone Topco Entities (as defined below), the “Blackstone Persons”);

(iii)	GSO Aiguille des Grands Montets Fund II LP, which is an Ontario, Canada limited partnership (“Aiguille Fund”), GSO COF III AIV-5 LP, which is a Cayman Islands limited partnership (“GSO AIV-5”); GSO COF III Co-Investment AIV-5 LP, which is a Cayman Islands limited partnership (“GSO COF AIV-5”); GSO Co-Investment Fund-D LP, which is a Cayman Islands limited partnership (“GSO D”); GSO Credit Alpha Fund LP, which is a Delaware limited partnership (“GSO Alpha”); GSO Churchill Partners LP, which is a Cayman Islands limited partnership (“GSO Churchill”); GSO Credit-A Partners LP, which is a Delaware limited partnership (“GSO Credit-A”); GSO Harrington Credit Alpha Fund (Cayman) L.P., which is a Cayman Islands limited partnership (“GSO Harrington”, collectively, with Aiguille Fund, GSO AIV-V, GSO COF AIV-5, GSO D, GSO Alpha, GSO Churchill and GSO Credit-A, the “GSO Funds”);

(iv)	GSO Advisor Holdings L.L.C., which is a Delaware limited liability company (“GSO Holdings”), Blackstone Holdings I L.P., which is a Delaware limited partnership (“Blackstone Holdings I”), Blackstone Holdings II L.P., which is a Delaware limited partnership (“Blackstone Holdings II”), and Blackstone Holdings I/II GP Inc., which is a Delaware corporation (“Blackstone Holdings I/II GP”, and collectively, GSO Holdings, Blackstone Holdings I and Blackstone Holdings II, the “Blackstone Holdings Entities”);

(v)	GSO Capital Partners LP, which is a Delaware limited partnership (“GSO Partners”), GSO Capital Opportunities Associates III LLC, which is a Delaware limited liability company (“GSO III LLC”), GSO COF III Co-Investment Associates LLC, which is a Delaware limited liability company (“GSO COF AIV-5 LLC”), GSO Co-Investment Fund-D Associates LLC, which is a Delaware limited liability company (“GSO D LLC”), GSO Credit Alpha Associates LLC, which is a Delaware limited liability company (“GSO Alpha LLC”), GSO Churchill Associates LLC, which is a Delaware limited liability company (“GSO Churchill LLC”), GSO Credit-A Associates LLC, which is a Delaware limited liability company (“GSO Credit-A LLC”), GSO Harrington Credit Alpha Associates L.L.C., which is a Delaware limited liability company (“GSO Harrington LLC”), GSO Holdings I L.L.C., which is a Delaware limited liability company (“GSO Holdings I”, and collectively, with GSO Partners, GSO III LLC, GSO COF AIV-5 LLC, GSO D LLC, GSO Alpha LLC, GSO Churchill LLC, GSO Credit-A LLC, GSO Harrington LLC, the GSO Funds and the Blackstone Holdings Entities, the “GSO Entities”);

(vi)	Blackstone, which is a Delaware limited partnership; and Blackstone Group Management L.L.C., which is a Delaware limited liability company (“Blackstone Management” and collectively, with Blackstone, the “Blackstone Topco Entities”);

(vii)	Stephen A. Schwarzman, who is a United States citizen;

(viii)	Bennett J. Goodman and J. Albert Smith III, each of whom is a United States citizen (collectively, the “GSO Executives”).

The principal business address of each of the Blackstone Entities, the Blackstone Holdings Entities, the Blackstone Topco Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154. The principal business address of each of the GSO Entities, other than the Blackstone Holdings Entities, and the GSO Executives is c/o GSO Capital Partners LP, 345 Park Avenue, New York, New York 10154.

(c) The principal business of CFS 1 is performing the functions of owning securities of the Issuer. The principal business of CFS 2 is performing the functions of owning securities of the Issuer. The principal business of CFS Cayman Manager is performing the functions of, and serving as, the general partner of CFS 1 and CFS 2. The principal business of BTO Cayman is performing the functions of, and serving as, the managing member of CFS Cayman Manager. The principal business of Blackstone Holdings III is performing the functions of, and serving as, the controlling shareholders of BTO Cayman and as the managing member (or similar position) and member or equity holder in other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP is performing the functions of, and serving as, the general partner of Blackstone Holdings III and other affiliated Blackstone entities. The principal business of Blackstone Holdings III LLC is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP and other affiliated Blackstone entities.

The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments. The principal business of GSO Partners is serving as the investment manager or adviser of the GSO Funds and other affiliated entities. The principal business of GSO Holdings is performing the functions of, and serving as, the special limited partner of GSO Partners with the investment and voting power over the securities beneficially owned by GSO Partners. The principal business of Blackstone Holdings I is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in each of GSO Holdings I and GSO Holdings and other affiliated Blackstone entities. The principal business of Blackstone Holdings II is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in GSO Holdings I and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I, Blackstone Holdings II and other affiliated Blackstone entities.

The principal business of Blackstone is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings III LLC, Blackstone Holdings I/II GP, Inc., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Management is performing the functions of, and serving as, the general partner of Blackstone. The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Management.

The principal occupation of each of the GSO Executives is serving as an executive of GSO Holdings I and GSO Partners.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(b) above for place of organization or citizenship of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

CFS 1 acquired the securities reported herein as directly held by it pursuant to a Forward Purchase Agreement, dated April 18, 2016, by and among the Issuer, CFS 1 and CF Capital Growth, LLC (as amended, the “CFS 1 Purchase Agreement”). CFS 1 acquired 919,119 Class B ordinary shares of the Issuer in connection with entering into the CFS 1 Purchase Agreement. Such Class B ordinary shares were converted into 2,128,906 Ordinary Shares pursuant to the terms of the Issuer’s Amended and Restated Memorandum and Articles of Association upon the closing of the Business Combination. CFS 1 acquired all other securities reported herein as directly held by it immediately prior to the Business Combination for aggregate consideration of $125 million, using cash available in CFS 1 from capital contributions from investors. The foregoing description of the CFS 1 Purchase Agreement is qualified in its entirety by reference to the CFS 1 Purchase Agreement, which is attached hereto as Exhibit E.

CFS 2 acquired the securities reported herein as directly held by it pursuant to an Equity Purchase Agreement, dated November 29, 2017, by and between the Issuer and CFS 2 (the “CFS 2 Equity Purchase Agreement”), immediately prior to the Business Combination for aggregate consideration of $225 million, using cash available in CFS 2 from capital contributions from investors. The foregoing description of the CFS 2 Purchase Agreement is qualified in its entirety by reference to the CFS 2 Purchase Agreement, which is attached hereto as Exhibit F.

The GSO Funds acquired the securities reported herein as directly held by them and the Preferred Shares (as defined below in Item 6) pursuant to an investment agreement entered into on November 29, 2017 with the Issuer and certain wholly owned subsidiaries of Fidelity National Financial, Inc. (the “GSO Investment Agreement”), immediately prior to the closing of the Business Combination, for aggregate consideration of $275 million, using cash on hand. The foregoing description of the GSO Investment Agreement is qualified in its entirety by reference to the GSO Investment agreement, which is attached hereto as Exhibit G.

Item 4. Purpose of Transaction.

The Blackstone Funds and GSO Funds acquired the securities reported herein for investment purposes, subject to the following:

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors (the “Board”), members of management and/or other securityholders of the Issuer or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. The Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Ordinary Shares and/or other equity, debt, notes, or other financial instruments related to the Issuer or the Ordinary Shares (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and their affiliates.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although such persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4, as applicable.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Calculations of the percentage of Ordinary Shares beneficially owned assumes that there are a total of 214,370,000 Ordinary Shares outstanding as of November 30, 2017, based on information in the Issuer’s Form 8-K, filed on November 30, 2017, and that all of the 6,250,000 Warrants (as defined below) held by CFS 1 have been exercised.

The aggregate number and percentage of Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, 14,628,906 Ordinary Shares and 6,250,000 Warrants (as defined below) are directly held by CFS 1, 22,500,000 Ordinary Shares are directly held by CFS 2, 142,111 Ordinary Shares are directly held by Aiguille Fund, 4,147,302 Ordinary Shares are directly held by GSO AIV-5, 1,442,118 Ordinary Shares are directly held by GSO COF AIV-5, 50,912 Ordinary Shares are directly held by GSO D, 165,079 Ordinary Shares are directly held by GSO Alpha, 52,541 Ordinary Shares are directly held by GSO Churchill, 113,921 Ordinary Shares are directly held by GSO Credit-A, and 24,016 Ordinary Shares are directly held by GSO Harrington.

The Blackstone Persons’ beneficial holdings in the Issuer may be deemed to include 6,250,000 warrants held by CFS 1 (the “Warrants”). Each Warrant entitles the holder thereof to purchase one Ordinary Share at a price of $11.50 per share, subject to certain adjustments, at any time commencing 30 days after the closing of the Business Combination. The Warrants will expire on November 30, 2022, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

CFS Cayman Manager is the general partner of CFS 1 and CFS 2. The managing member of CFS Cayman Manager is BTO Cayman. The controlling shareholder of BTO Cayman is Blackstone Holdings III. The general partner of Blackstone Holdings III is Blackstone Holdings III GP. The general partner of Blackstone Holdings III GP is Blackstone Holdings III LLC. The sole member of Blackstone Holdings III LLC is Blackstone.

GSO Partners is the investment manager of Aiguille Fund. GSO Holdings is the special limited partner of GSO Partners with the investment and voting power over the securities beneficially owned by GSO Partners. Blackstone Holdings I is the sole member of GSO Holdings.

GSO III LLC is the general partner of GSO AIV-5. GSO COF AIV-5 LLC is the general partner of GSO COF AIV-5. GSO D LLC is the general partner of GSO D. GSO Alpha LLC is the general partner of GSO Alpha. GSO Churchill LLC is the general partner of GSO Churchill. GSO Credit-A LLC is the general partner of GSO Credit-A. GSO Harrington LLC is the general partner of GSO Harrington. GSO Holdings I is the managing member of each of GSO III LLC, GSO COF AIV-5 LLC, GSO D LLC, GSO Alpha LLC, GSO Churchill LLC, GSO Credit-A LLC and GSO Harrington LLC. Blackstone Holdings II is the managing member of GSO Holdings I with respect to securities beneficially owned by the GSO Funds. Blackstone Holdings I/II GP is the general partner of each of Blackstone Holdings I and Blackstone Holdings II. Blackstone is the controlling shareholder of Blackstone Holdings I/II GP.

The general partner of Blackstone is Blackstone Management. Blackstone Management is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Mr. Schwarzman. In addition, each of Bennett J. Goodman and J. Albert Smith III may be deemed to have shared voting power and/or investment power with respect to the securities held by the GSO Funds.

Each such Reporting Person may be deemed to beneficially own the Ordinary Shares beneficially owned by the Blackstone Funds and/or the GSO Funds directly or indirectly controlled by it or him, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the Blackstone Funds and GSO Funds to the extent they directly hold Issuer securities reported herein) is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and each of the Reporting Persons expressly disclaims beneficial ownership of such Ordinary Shares. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Act.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the past 60 days in Ordinary Shares.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 30, 2017, the Issuer entered into a nominating and voting agreement (the “Nominating and Voting Agreement”) with William P Foley, II, Chinh E. Chu and Blackstone Tactical Opportunities Fund II L.P., an affiliate of Blackstone (“BTO”, and, together with Mr. Foley and Mr. Chu, the “Voting Agreement Parties”). Pursuant to the Nominating and Voting Agreement, if the Voting Agreement Parties and their respective affiliates own, in the aggregate, directly or indirectly, at least 20% of the issued and outstanding Ordinary Shares, the Voting Agreement Parties will have the right to designate one director nominee for election at each general meeting of the Issuer. If the Voting Agreement Parties and their respective affiliates own, in the aggregate, directly or indirectly, at least 12% but less than 20% of the issued and outstanding Ordinary Shares (the “Two Director Range”), the Voting Agreement Parties will have the right to designate one director nominee for each of the two director classes (the “Two Director Classes”) to be voted on at the two general meetings of the Issuer immediately after the aggregate ownership of Ordinary Shares comes within the Two Director Range and for each subsequent meeting at which one of the Two

Director Classes is to be voted on by the shareholders, provided that such aggregate ownership remains within the Two Director Range at the time of each such nomination. If the Voting Agreement Parties and their respective affiliates own, in the aggregate, directly or indirectly, at least 5% but less than 12% of the issued and outstanding Ordinary Shares (the “One Director Range”), the Voting Agreement Parties will have the right to designate one director nominee for the class of directors (the “One Director Class”) to be voted on at the general meeting of the Issuer immediately after the aggregate ownership of Ordinary Shares comes within the One Director Range and for each subsequent meeting at which the One Director Class is to be voted on by the shareholders, provided that such aggregate ownership remains within the One Director Range at the time of each such nomination. Director nominees selected under the Nominating and Voting Agreement will be selected by the vote of any two of Mr. Chu, Mr. Foley and BTO. In addition, pursuant to the Nominating and Voting Agreement, each of the parties thereto has agreed to vote for each director so nominated.    The foregoing description of the Nominating and Voting Agreement is qualified in its entirety by reference to the Nominating and Voting Agreement, which is attached hereto as Exhibit H. The Blackstone Persons disclaim any beneficial ownership of the Ordinary Shares and Warrants held by Mr. Foley and Mr. Chu, but the Blackstone Persons, Mr. Foley and Mr. Chu may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act. As of the date hereof, 13,840,390 Ordinary Shares and 9,566,667 Warrants are directly held by Mr. Foley and 13,840,390 Ordinary Shares and 9,566,667 Warrants are directly held by Mr. Chu, for an aggregate beneficial ownership of 96,331,020 Ordinary Shares (including Warrants) for such “group”, representing 40.2% of the Issuer’s Ordinary Shares, assuming the exercise of all Warrants held by members of the group.

On November 30, 2017, the Issuer entered into a letter agreement (the “BTO/FNF Letter Agreement”) with Blackstone Tactical Opportunities Advisors LLC, an affiliate of Blackstone (“BTO Advisors”), and Fidelity National Financial, Inc. (“FNF”). The BTO/FNF Letter Agreement stipulates that BTO Advisors and FNF will provide at the Issuer’s request, from time to time from November 30, 2017 until December 31, 2018, general consulting services, access to BTO Advisor’s group purchase organization, financial advisory services, and advisory consulting services relating to potential mergers and acquisitions. In consideration for such services that may be rendered, the Issuer has agreed to pay, on a non-recurring basis, BTO Advisors (or its designee(s)) up to $10.0 million, payable in cash, Ordinary Shares, or warrants at the Issuer’s option and to FNF, up to $6.0 million payable in cash, Ordinary Shares, or warrants at Issuer’s option. The actual amounts payable for such services shall be negotiated in good faith by the Issuer and the applicable party to provide such services when such services are rendered. The foregoing description of the BTO/FNF Letter Agreement is qualified in its entirety by reference to the BTO/FNF Letter Agreement, which is attached hereto as Exhibit I.

The Issuer has provided certain registration rights with respect to the securities reported herein (i) to CFS 1 pursuant to the CFS 1 Purchase Agreement, (ii) to CFS 2 pursuant to the CFS 2 Purchase Agreement and (iii) to the GSO Funds pursuant to the GSO Investment Agreement.    The foregoing description of the CFS 1 Purchase Agreement, CFS 2 Purchase Agreement and GSO Investment Agreement is qualified in its entirety by reference to such agreements.

The Issuer issued 275,000 preferred shares as “Series A Cumulative Convertible Preferred Shares” to the GSO Funds (the “Preferred Shares”) pursuant to the GSO Purchase Agreement. The Preferred Shares do not have a maturity date and are non-callable for the first five years. The dividend rate of the Preferred Shares is 7.5% per annum, payable quarterly in cash or additional preferred shares, at the Issuer’s option, subject to increase beginning 10 years after issuance based on the then-current three-month LIBOR rate plus 5.5%. In addition, commencing 10 years after issuance of the Preferred Shares, and following a failed remarketing event, the GSO Funds will have the right to convert the Preferred Shares into a number of Ordinary Shares as determined by dividing (i) the aggregate liquidation preference (including dividends paid in kind and unpaid accrued dividends) of the Preferred Shares that the GSO Funds wish to convert by (ii) the higher of (a) a 5% discount to the 30-day volume weighted average of the Ordinary Shares following the conversion notice, and (b) the then-current Floor Price. The “Floor Price” will be $8.00 per share during the 11th year post-funding, $7.00 per share during the 12th year post-funding, and $6.00 during the 13th year post-funding and thereafter. The foregoing description of the Series A Cumulative Convertible Preferred shares is qualified in its entirety by the Certificate of Designations of Series A Cumulative Convertible Preferred Shares, which is attached hereto as Exhibit J.

On November 30, 2017, the GSO Funds, the Blackstone Funds, FNF, Fidelity National Title Insurance Company (“Fidelity Title”), Chicago Title Insurance Company (“Chicago Title”), Commonwealth Land Title Insurance Company (“Commonwealth Title”), BilCar, LLC (“BilCar”) and CC Capital Management, LLC (“CCCM”) entered into a voting agreement (the “Preferred Voting Agreement”), pursuant to which they agreed to vote all of the

Issuer’s Ordinary Shares they own in favor of, and to generally support, any shareholder proposal to convert the Preferred Shares and preferred shares of the Issuer held by subsidiaries of FNF into Ordinary Shares. Each of Fidelity Title, Chicago Title and Commonwealth Title is a subsidiary of FNF. The Preferred Voting Agreement also imposes limits on the parties’ ability to transfer their Ordinary Shares pending a shareholder vote, and on their ability to participate in tender, exchange or similar offers in certain situations. The foregoing description of the Preferred Voting Agreement is qualified in its entirety by reference to the Preferred Voting Agreement, which is attached hereto as Exhibit K. The Blackstone Persons disclaim any beneficial ownership of the Ordinary Shares, Warrants and Preferred Shares held by FNF, Fidelity Title, Chicago Title, Commonwealth Title, BilCar and CCCM, but the Blackstone Persons, FNF, Fidelity Title, Chicago Title, Commonwealth Title, BilCar and CCCM may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act. As of the date hereof, 3,125,000 Ordinary Shares and 1,500,000 Warrants are directly held by FNF, 1,170,680 Ordinary Shares are directly held by Fidelity Title, 9,163,920 Ordinary Shares are directly held by Chicago Title, 3,272,400 Ordinary Shares are directly held by Commonwealth Title, 13,840,390 Ordinary Shares and 9,566,667 Warrants are directly held by BilCar, and 13,840,390 Ordinary Shares and 9,566,667 Warrants are directly held by CCCM, for an aggregate beneficial ownership of 114,563,020 Ordinary Shares (including Warrants) for such “group”, representing 47.5% of the Issuer’s Ordinary Shares, assuming the exercise of all Warrants held by members of the group.

The information set forth in Item 4 and Item 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit A    Joint Filing Agreement by and among the Reporting Persons (filed herewith).

Exhibit B     Power of Attorney, dated June 8, 2010, granted by Bennett J. Goodman in favor of Marisa Beeney (filed herewith).

Exhibit C    Power of Attorney, dated June 8, 2010, granted by J. Albert Smith III in favor of Marisa Beeney (filed herewith).

Exhibit D     Agreement and Plan of Merger, dated as of May 24, 2017, by and between CF Corporation, FGL US Holdings Inc., FGL Merger Sub Inc. and Fidelity & Guaranty Life (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by FGL Holdings on November 30, 2017 (File No. 001-37779)).

Exhibit E     Forward Purchase Agreement, dated as of April 18, 2016, by and among CF Corporation, CFS Holdings (Cayman), L.P. and CF Capital Growth, LLC (incorporated by reference to Exhibit 10.10 of the registration statement on Form S-1 filed by CF Corporation on May 3, 2016 (File No. 333-210854)).

Exhibit F     Equity Purchase Agreement, dated as of November 29, 2017, by and between the Issuer and CFS Holdings II (Cayman), L.P. (incorporated by reference to Exhibit 10.28 of the Current Report on Form 8-K filed by FGL Holdings on November 30, 2017 (File No. 001-37779)).

Exhibit G    Investment Agreement, dated as of November 30, 2017, by and among the Issuer, GSO COF III AIV-5 LP, GSO COF III Co-Investment AIV-5 LP, GSO Co-Investment Fund-D LP, GSO Credit Alpha Fund LP, GSO Aiguille des Grands Montets Fund II LP, GSO Churchill Partners LP, GSO Credit-A Partners LP, GSO Harrington Credit Alpha Fund (Cayman) L.P., Fidelity National Title Insurance Company, Chicago Title Insurance Company and Commonwealth Land Title Insurance Company (incorporated by reference to Exhibit 10.34 of the Current Report on Form 8-K filed by FGL Holdings on November 30, 2017 (File No. 001-37779)).

Exhibit H     Nominating and Voting Agreement, dated as of November 30, 2017, by and among Blackstone Tactical Opportunities Fund II L.P., Chinh E. Chu, William P. Foley, II and CF Corporation (incorporated by reference to Exhibit 10.42 of the Current Report on Form 8-K filed by FGL Holdings on November 30, 2017 (File No. 001-37779)).

Exhibit I     Letter Agreement, dated as of November 30, 2017, by and between CF Corporation, Blackstone Tactical Opportunities Advisors LLC and Fidelity National Financial, Inc. (incorporated by reference to Exhibit 10.41 of the Current Report on Form 8-K filed by FGL Holdings on November 30, 2017 (File No. 001-37779)).

Exhibit J    Certificate of Designations of Series A Cumulative Convertible Preferred Shares (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by FGL Holdings on November 30, 2017 (File No. 001-37779)).

Exhibit K    Voting Agreement, dated as of November 30, 2017, by and among Fidelity & Guaranty Life, CF Capital Growth, Fidelity National Financial, Inc., CFS Holdings (Cayman), L.P., CC Capital Management, LLC, BilCar, LLC, Richard N. Massey and James A. Quella.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2017

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO HOLDINGS I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS I L.P.
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO ADVISOR HOLDINGS L.L.C.
By: Blackstone Holdings I L.P., its sole member
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner
By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III G.P. L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE TACTICAL OPPORTUNITIES LR ASSOCIATES-B (CAYMAN) LTD.
By: Blackstone Capital Partners Holdings Director L.L.C., its director
By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman

GSO AIGUILLE DES GRANDS MONTETS FUND II LP
By: GSO Capital Partners LP as Attorney-in-Fact

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO COF III AIV-5 LP
By: GSO Capital Opportunities Associates III LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO COF III CO-INVESTMENT AIV-5 LP
By: GSO COF III Co-Investment Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CO-INVESTMENT FUND-D LP
By: GSO Co-Investment Fund-D Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CREDIT ALPHA FUND LP
By: GSO Credit Alpha Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CHURCHILL PARTNERS LP
By: GSO Churchill Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CREDIT-A PARTNERS LP
By: GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO HARRINGTON CREDIT ALPHA FUND (CAYMAN) L.P.
By: GSO Harrington Credit Alpha Associates L.L.C., its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CAPITAL PARTNERS LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CAPITAL OPPORTUNITIES ASSOCIATES III LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO COF III CO-INVESTMENT ASSOCIATES LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CO-INVESTMENT FUND-D ASSOCIATES LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CREDIT ALPHA ASSOCIATES LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CHURCHILL ASSOCIATES LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO CREDIT-A ASSOCIATES LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO HARRINGTON CREDIT ALPHA ASSOCIATES L.L.C.

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

BENNETT J. GOODMAN

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. ALBERT SMITH III

By:	/s/ Marisa Beeney
Name: Marisa Beeney
Title:	Attorney-in-Fact

CFS HOLDINGS (CAYMAN) MANAGER L.L.C.

By:	/s/ Menes O. Chee
Name:	Menes O. Chee
Title:	Manager

CFS HOLDINGS (CAYMAN) II, L.P.
By: CFS Holdings (Cayman) Manager L.L.C., its general partner

By:	/s/ Menes O. Chee
Name:	Menes O. Chee
Title:	Manager

CFS HOLDINGS (CAYMAN), L.P.
By: CFS Holdings (Cayman) Manager L.L.C., its general partner

By:	/s/ Menes O. Chee
Name:	Menes O. Chee
Title:	Manager

[FGL Holdings – Schedule 13D]